Exhibit 10.38

Director Compensation Policy

From January 1, 2005 through June 30, 2005, each director who was not an employee of IMPCO Technologies, Inc. was paid a annual base fee of $25,000, plus out-of-pocket expenses for his services as a director (which fee, on a pro-rated basis, would be $12,500 for that period). Due to the increasing time demands on our directors, the annual base fee was increased to $30,000 for the period July 1, 2005 through March 31, 2006 (which, on a pro-rated basis, would be $15,000 for the period July 1, 2005 through December 31, 2005). Thus, a director who was not an employee of the company and served on the board in 2005 received an annual fee of $27,500, plus out-of-pocket expenses for his services as a director. For the period from January 1, 2005 through March 31, 2006, the Chairmen of the Compensation and Nominating and Corporate Governance Committees were paid an additional annual fee of $5,000, and the Chairman of the Audit Committee was paid an additional annual fee of $10,000. In November 2005, the Board created a new position of Lead Director and appointed Mr. Norman Bryan to serve as the Board’s Lead Director. Effective January 1, 2006, the Lead Director will receive an annual fee of $10,000.

Effective April 1, 2006, our Board of Directors changed the director compensation structure in an attempt to reward independent board members for their active participation and provide compensation with a significant stock component to align board members’ interests with those of the company’s stockholders. The new payment structure is as follows for our independent directors:

•	$20,000 one-time restricted stock grant to new independent board members;

•	$10,000 cash to each independent board member as 1/3 of the annual director fee;

•	$20,000 annual restricted stock grant to each independent board member as 2/3 of the annual director fee;

•	$10,000 cash to the Lead Director as an annual fee;

•	$10,000 cash to the Audit Committee Chairman as an annual fee;

•	$5,000 cash to the Compensation Committee Chairman as an annual fee;

•	$5,000 cash to the Nominating and Corporate Governance Committee Chairman as an annual fee;

•	$2,500 cash to Audit Committee members as an annual fee;

•	$2,500 cash per board meeting attended in person by an independent board member;

•	$2,500 cash for the first board meeting attended telephonically in a calendar year by an independent board member, and $1,250 for any subsequent board meeting attended telephonically in the same calendar year;

•	$1,000 cash for all committee meetings or company meetings attended in person by an independent board member (If there is more than one committee meeting per day or per visit, the $1,000 covers all meetings);

•	$500 cash for all committee meetings attended telephonically per day (or per “visit”) by an independent board member;

•	$500 cash for a board or committee call to complete specific board or committee business by an independent board member; and

•	$0 for informational or update calls.

At this time, all of our non-employee directors are also independent directors. In the event that new directors join our board who are not employees but who do not qualify as independent, the board may revisit this compensation structure as it applies to non-employee directors who are not independent.

Our non-employee directors are eligible to participate in the our Deferred Compensation Plan pursuant to which they may elect to defer their fees, which are invested in mutual funds. The company matches 50% of the participant’s contribution up to an annual maximum of $12,500, which is invested in shares of IMPCO common stock acquired in the open market and those shares become subject to vesting provisions.

Mariano Costamagna, our President, Chief Executive Officer and member of our board of directors, also serves on the board of directors of MTM, SrL, a wholly-owned indirect subsidiary of IMPCO. For his service on MTM’s board he receives €100,000 annually.